COPYRIGHT ASSIGNMENT
(Software)

In consideration of the sum of Ten Dollars ($10.00) and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by Healthscape, Inc., a Delaware corporation whose last business address was 1968 El Camino Real, Mountain View, CA and whose mailing address is in care of Penne Stockinger, 345 Greenoaks Drive, Atherton, CA 94027 ("Assignor"), Assignor hereby agrees as follows:

  Assignor hereby sells, assigns and transfers to VirtualSellers.com, Inc. ("Assignee") of 120 North LaSalle Street, Suite 1000, Chicago, IL, the entire right, title and interest in the copyright in and to the works identified in Schedule "A", including the software code existing and identified as the "Healthscape Expert System" (collectively, the "Works"), and any registrations and copyright applications relating thereto and any renewals and extensions thereof, and in and to all works based upon, derived from, or incorporating the Works, and in and to all income, royalties, damages, claims and payments now or hereafter due or payable with respect thereto, and in and to all causes of action, either in law or in equity for past, present, or future infringement based on the copyrights, and in and to all rights corresponding to the foregoing throughout the world.

  Assignor agrees to execute all papers and to perform such other proper acts as Assignee may deem necessary to secure for Assignee or its designee the rights herein assigned.

  This assignment is governed by laws of the State of Illinois. If any provision of this assignment is found to be invalid by any court having competent jurisdiction, the invalidity of such provision shall not affect the validity of the remaining provisions of this assignment, which shall remain in full force and effect. No waiver of any term of this assignment shall be deemed a further or continuing waiver of such term or any other term. This Assignment may be executed in several counterparts, each of which will be deemed to be an original and all of which will together constitute one and the same instrument.

IN WITNESS WHEREOF, Assignor has caused this Assignment to be executed this 26th day of June, 2001.

HEALTHSCAPE, INC.

Per: /s/ Penne Stockinger
Penne Stockinger

CONSENTED AND AGREED TO:

VIRTUALSELLERS.COM, INC.

Per: /s/ Robert E. Watson
Robert E. Watson

SCHEDULE "A"

HEALTHSCAPE EXPERT SYSTEM SOFTWARE

Healthscape Expert System Software (the "Software") which includes, without limitation, the following:

    all object code and source code for the Software (the "Code");

    all written materials developed for use by developers of the Software (the "User Documentation");

    all development tools that are required for the development, modification and maintenance of the Code for the Software with the exception of JESS, which will require a separate license agreement for the runtime libraries of the expert system shell;

    all business names, domain names, domain name registrations and applications, uniform resource locators (URLs), copyrights, drawings, logos, designs, trade secrets, confidential information, processes, technology, research data, inventions and other industrial or intellectual property rights relating to the Software (the "Software Intellectual Property Rights");

    the right to develop, upgrade, enhance and otherwise modify versions of the Software or any part thereof for any purpose whatsoever;

    the right to apply for registration of any and all Software Intellectual Property Rights;

    the right to use any trade name, title, brand, or mark, including the trade marks, in association with the Software that the Purchaser deems appropriate;

    the right to sell, transfer, assign or license the Software; and

    the right to sue for infringement of any and all Software Intellectual Property Rights.